UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                          For the month of October 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X    Form 40-F
                                       ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

     This Report on Form 6-K contains the unaudited consolidated financial statements of De Rigo S.p.A. ("De Rigo" or the "Company") for the six months ended June 30, 2003 (which have been prepared in accordance with generally accepted accounted principles in Italy), and the related notes thereto, including an unaudited reconciliation of net income and shareholders' equity to accounting principles generally accepted in the United States.

                         DE RIGO S.p.A. AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                 (In thousands of Euro, unless otherwise noted)



                                                        -------------- --------------  -----------------
                                                           June 30,       June 30,        December 31,
                                                             2003           2002              2002
                                                          (unaudited)    (unaudited)        (audited)
                                                        -------------- --------------  -----------------
ASSETS
Current assets:
      Cash and cash equivalents............................  21,990         18,497             21,028
      Investment in debt securities........................      --          1,787              1,907
      Accounts receivable trade, net of allowances
      for doubtful accounts of
      (euro)8,274,(euro) 5,325 and(euro)6,976 at
      June 30, 2003, June 30, 2002 and December 31, 2002
      respectively.........................................  92,441         88,804             80,414


      Inventories (note 2)...............................    55,929         62,909             59,338
      Deferred income taxes..............................    14,768          5,617             13,178
      Prepaid expenses and other current assets..........    13,210         19,038             20,464
                                                           ---------      ---------          ---------
Total current assets.....................................   198,338        196,652            196,329

Property, plant and equipment:
      Land...............................................    17,576         17,896             17,877
      Buildings..........................................    54,991         56,155             56,513
      Machinery and equipment............................    25,485         24,765             24,739
      Office furniture and equipment.....................    83,136         78,276             84,442
      Construction in progress...........................       274            252                280
                                                           ---------      ---------          ---------
                                                            181,462        177,344            183,851
      Less: accumulated depreciation.....................   (69,194)       (55,796)           (62,946)
                                                           ---------      ---------          ---------
Property, plant and equipment, net.......................   112,268        121,548            120,905

Goodwill and intangible assets net.......................   108,876        117,420            114,707
Other non current assets.................................     8,011          9,451              7,960

                                                           ---------      ---------          ---------
                TOTAL ASSETS.............................   427,493        445,071            439,901
                                                           =========      =========          =========



                         DE RIGO S.p.A. AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                 (In thousands of Euro, unless otherwise noted)


                                                        -------------- --------------  -----------------
                                                           June 30,       June 30,        December 31,
                                                             2003           2002              2002
                                                          (unaudited)    (unaudited)        (audited)
                                                        -------------- --------------  -----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Bank borrowings......................................    65,767         84,335             85,180
    Current portion of long-term debt....................       183            342                218
    Accounts payable, trade..............................    72,170         71,911             76,323
    Due to related party.................................        --             --                 --
    Commissions payable..................................     2,014          2,724              1,553
    Income taxes payable.................................     6,120          9,116              3,334
    Deferred income taxes................................     7,894          8,626              8,347
    Accrued expenses and other current liabilities.......    34,676         35,368             31,973
                                                           ---------      ---------          ---------
Total current liabilities................................   188,824        212,422            206,928

Termination indemnities and other employee benefits......     9,371          7,836              8,926
Deferred income taxes....................................     2,558          3,211              2,726
Long -term debt, less current portion....................       605            688                696
Other non current liabilities............................     8,291         10,143              8,508

Shareholder's equity:
    Capital stock, authorized 45,800,000 ordinary
    shares par value 0.26 Euro per share at June 30,
    2003, June 30, 2002 and December 31.  Issued and
    outstanding ordinary shares at June 30, 2003,
    June 30, 2002 and December 31 were 44,714,255........
                                                             11,626         11,626             11,626
    Additional paid-in capital...........................    54,490         54,482             54,490
    Retained earnings....................................   151,393        141,703            142,935
    Foreign currency translation.........................   (4,702)        (2,077)            (1,971)
    Revaluation surplus..................................     5,037          5,037              5,037
                                                           ---------      ---------          ---------
Total shareholders' equity...............................   217,844        210,771            212,117
                                                           ---------      ---------          ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............
                                                            427,493        445,071            439,901
                                                           =========      =========          =========


                         DE RIGO S.p.A. AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                 (In thousands of Euro, unless otherwise noted)


                                                          For the six months ended June 30,
                                                                2003                 2002
                                                            (unaudited)          (unaudited)
                                                            -----------          -----------
    NET SALES............................................      273,366              274,115

    COST OF SALES........................................      108,710              105,240
                                                            -----------          -----------
    GROSS PROFIT.........................................      164,656              168,875
                                                            -----------          -----------
    COSTS AND EXPENSES
        Commissions.....................................         8,171                7,339
        Advertising and promotion expenses..............        18,724               18,710
        Other selling expenses..........................        99,770              104,655
        General and administrative expenses.............        18,712               19,338
                                                            -----------          -----------
                                                               145,377              150,042
                                                            -----------          -----------
    INCOME FROM OPERATIONS..............................        19,279               18,833
                                                            -----------          -----------
    OTHER (INCOME) EXPENSES
        Interest expense................................         1,579                2,051
        Interest income.................................         (222)                (653)
        Other (income) expenses, net....................           439                1,504
                                                            -----------          -----------
                                                                 1,796                2,902
                                                            -----------          -----------
    INCOME BEFORE INCOME TAXES..........................        17,483               15,931
                                                            -----------          -----------
    INCOME TAXES (note 3)...............................         8,516                6,617
                                                            -----------          -----------
    INCOME BEFORE MINORITY INTEREST.....................         8,967                9,314

    MINORITY INTEREST...................................           509                 (99)
                                                            -----------          -----------

    NET INCOME..........................................         8,458                9,413
                                                            ===========          ===========

                         DE RIGO S.p.A. AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                 (In thousands of Euro, unless otherwise noted)


                                                                  ------------------------------------
                                                                   For the six months ended June 30,
                                                                  ------------------------------------
                                                                          2003                2002
                                                                      (unaudited)          (unaudited)
                                                                  ------------------------------------
Cash flows from operating activities
    Net income................................................             8,458               9,413
    Adjustments to reconcile net income to net
    cash provided by  operating activities
       Depreciation ..........................................             8,562               9,061
       Amortization...........................................             4,466               4,845
       Provision for doubtful accounts........................             1,376                 651
       Provision for inventory obsolescence...................             5,828               1,515
       Gain on sale of investments in debt securities.........               (86)                  9
       Deferred income taxes..................................            (1,921)             (1,154)
       Other, non-cash items..................................              (238)                 89
       Provision for termination indemnities and pension costs             3,804               3,500
       Minority interest in income............................               509                 (99)
    Changes in operating assets and liabilities:
       Accounts receivable....................................           (14,094)            (20,992)
       Inventories............................................            (3,266)              6,318
       Accounts payable ......................................            (2,835)             (7,918)
       Income taxes payable...................................             2,888                (905)
       Value added tax........................................             1,127               2,655
       Other - net ...........................................             8,284               5,915
    Payments of termination of indemnities and pension
    contributions.............................................            (2,106)             (2,732)
                                                                         -------             -------
       Net cash provided by operating activities..............            20,756              10,171
                                                                         -------             -------

Cash flows from investing activities
  Proceeds from sale of investment in Ranieri S.A., net of cash
  disposed....................................................                --                 326
  Additions to property, plant and equipment..................            (3,313)             (7,320)
  Proceeds from disposal of equipment and  other assets.......               660               1,240
  Additions to intangible assets .............................              (327)               (523)
  Proceeds from sale of investments in debt securities........             1,993                  --
                                                                         -------             -------
       Net cash used in investing activities..................              (987)             (6,277)
                                                                         -------             -------

Cash flows from financing activities
  Net change in short-term borrowings from lines of credit....           (18,479)             (4,184)
  Share capital increase......................................                --                  59
  Repayment of long-term debt and non current liability.......              (126)               (226)
  Payment of dividend.........................................                --              (5,805)
       Net cash used by financing activities .................           (18,605)            (10,156)
                                                                         -------             -------
Effect of exchange rate changes on cash ......................              (202)               (216)
                                                                         -------             -------
Increase (decrease) in cash and cash equivalents..............               962              (6,478)
Cash and cash equivalents at beginning of the year............            21,028              24,975
                                                                         -------             -------
Cash and cash equivalents at end of the year..................            21,990              18,497
                                                                         =======             =======

Supplemental disclosures:
   Interest paid..............................................             1,803               1,433
                                                                         =======             =======
   Income taxes paid..........................................             5,870               8,967
                                                                         =======             =======

            UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 (In thousands of Euro, unless otherwise noted)

                                       For the six months ended June 30, 2003:
-----------------------------------------------------------------------------------------------------------------------
                                         Share     Additional    Retained       Foreign      Revaluation      Total
                                        Capital      Paid-in     Earnings      Currency        Reserve
                                                     Capital                  Translation
                                                                              Adjustments
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002............   11,626        54,490     142,935         (1,971)          5,037     212,117
-----------------------------------------------------------------------------------------------------------------------
Foreign currency translation
adjustments.............................                                            (2,731)                     (2,731)

Net income for the six months ended
June 30, 2003...........................                              8,458                                      8,458
-----------------------------------------------------------------------------------------------------------------------
Balance at June 30, 2003................   11,626        54,490     151,393         (4,702)          5,037     217,844

-----------------------------------------------------------------------------------------------------------------------

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                          As of June 30, 2000 and 2001

1.   BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Group as of June 30, 2003 and 2002 and for the related six-month periods then ended have been prepared by the management of the Company. However, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Group's financial position at those dates, and its results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with the Group's audited Consolidated Financial Statements for the year ended December 31, 2002 and the related notes thereto included in De Rigo's Annual Report on Form 20-F for the fiscal year ended December 31, 2002 (the "Audited Financial Statements"). For the convenience of the reader, certain data relating to the Group's audited Balance Sheet at December 31, 2002 have been included in the Financial Statements and in Notes 2 and 4.

The Group's results of operations for the six months ended June 30, 2003 and 2002 are not necessarily indicative of its operating results for the full years ending December 31.


2.   INVENTORIES

Inventories consisted of the following at the dates indicated:

                                                                (In thousands of Euro, unless otherwise noted)
                                                             ----------------------------------------------------
                                                                 June 30,           June 30,         December 31,
                                                                   2003               2002               2002
                                                             -----------------  -----------------  --------------
Raw materials and supplies.................................         5,785             10,627             11,586

Semi-finished goods........................................         4,901              4,593              3,577

Finished goods.............................................        45,243             47,689             44,175
                                                              ------------        -----------        -----------

Total......................................................        55,929             62,909             59,338
                                                              ============        ===========        ===========

                                                              ------------        -----------        -----------
Allowance for obsolete and slow moving items..........             27,644             18,504             21,927
                                                              ============        ===========        ===========


3.   INCOME TAXES

The effective consolidated tax rate for the six months ended June 30, 2003 was 48.7%, as compared to a rate of 41.5% for the six months ended June 30, 2002. The increase in the effective tax rate is primarily attributable to a higher tax rate in the Wholesale & Manufacturing business segment, reflecting the expiration of certain Italian tax incentives from which the segment had benefited in the past.

4. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Group's consolidated financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP") ( See note 19 to the Audited Financial Statements).

For supplemental informational purposes, an unaudited reconciliation of net income and shareholders' equity to U.S. GAAP for the six month periods ended June 30, 2003 and 2003 and an audited reconciliation at December 31, 2002 follows. To facilitate a comparison with the Audited Financial Statements, the letters shown preceding each adjustment are the same as those used in the Audited Financial Statements. In addition, certain components included in the December 31, 2002 reconciliation of shareholders' equity have been reclassified to conform with the June 30, 2003 presentation.

NET INCOME (In thousands of Euro, unless otherwise noted):

                                                                      for the six months ended June 30,
                                                                                  (unaudited)
                                                                                  -----------
                                                                            2003               2002
                                                                            ----               ----
  Net income as reported per the unaudited consolidated
  statements of income..........................................           8,458              9,413

  Adjustments required for U.S. GAAP
  Reporting purposes:
  (b) Elimination of depreciation relating to
      revaluation of certain assets prior to 1992...............               6                  7
  (c) Recognize  tax effects on  reversal  of  trademark
      revaluation at end of 2001
      (ii) recognize deferred tax asset on trademark
           revaluation..........................................             (96)              (150)
      (iv) elimination  of  amortization  of trademarks
           revaluation..........................................             252                252
  (d) Reversal of goodwill amortization.........................           3,187              3,451
  (e) Recognize stock compensation expense in
      accordance with APB No. 25, net of credit of
      (euro) 291 in six months ended June 30, 2002 for the
      reversal of stock option expense recorded in
      prior periods on options forfeited by the
      employees that left the Company in that year..............              --               (575)
  (g) Amortization of intangible asset in respect of
      Prada's 5% options........................................             (39)               (49)
  (n) Reversal of valuation adjustment for securities
      available for sale                                                     111
  (i) Deferred income taxes on (b), (g), and (n) above
      after considering change in tax rate on deferred
      tax for (b) in 2003 and 2002  ............................               6                 24
                                                                      ----------         ----------

  Net income in accordance with U.S. GAAP.......................          11,885             12,373
                                                                      ==========         ==========

  Earnings per share and per ADS:

  Numerator for basic earnings and diluted earnings per share and per ADS:
  Net income................................................              11,885             12,373
                                                                      ==========         ==========
  Denominator
  Denominator for basic  earnings per share and per ADS -
  weighted average shares and ADS shares.....................         44,714,255         44,662,575
  Effects of dilutive employee stock options................             586,672            769,546
  Denominator for diluted earnings per share and per ADS -
  adjusted weighted average shares and ADS..................          45,300,927         45,432,121
                                                                      ==========         ==========
  Basic earnings per share and per ADS......................       (euro). 0.27       (euro). 0.28
                                                                   =============      ============
  Diluted earnings per share and per ADS....................       (euro). 0.26       (euro). 0.27
                                                                   =============      ============

  Dividends per share and per ADS...........................      (euro).  ----       (euro). 0.13
                                                                  ==============      ============


SHAREHOLDERS' EQUITY (In thousands of Euro, unless otherwise noted):
                                                                                        June 30,       June 30,     December 31,
                                                                                        --------       --------     ------------
                                                                                            2003           2002             2002
                                                                                            ----           ----             ----

 Balance as reported in the consolidated financial statements..................          217,844        210,771          212,117

 Adjustments required for U.S. GAAP reporting purposes:
 (a)   Decrease in retained earnings as a result
       of the charge to income for  additional  compensation  paid in 1994 by
       shareholders to Managing Director........................................          (9,554)        (9,554)          (9,554)
       and concurrent increase in additional paid-in capital....................           9,554          9,554            9,554

 (b)   Elimination of revaluations of certain assets prior to 1992, net of accumulated depreciation of (euro) 684, (euro) 672, and (euro)
       678 in June 2003, June 2002 and December 2002,
       respectively.....................................                                    (268)          (280)            (274)
 (c)   Elimination of revaluation of trademarks net of accumulated amortization of (euro) 756, (euro) 252 and (euro) 504 in June
       2003, June 2002 and December 2002,
       respectively.............................................................          (4,287)        (4,791)          (4,539)

 (d)   Reversal of goodwill amortization........................................           9,594          3,451            6,407
 (e)   Elimination of amortization of offering
       expenses, deferred for Italian purposes..................................           2,128          2,128            2,128
 (e)   Offering expenses less estimated tax
       benefits of(euro) 1,030 in each of June 2003,  June 2002 and December 2002
       and charged to paid in capital  .........................................          (1,098)        (1,098)          (1,098)
 (f)   Reduce retained earnings for amount of
       stock compensation.......................................................          (3,999)        (4,574)          (3,999)
 (f)   Increase  additional  paid in capital  for  accretion  resulting  from
       stock compensation expense...............................................           3,999          4,574            3,999
 (g)    Increase in  additional  paid in capital as a result of recording the fair value of Prada's  5%  options  on the total  outstanding  share
         capital................................................................             465            465              465
 (g)   Decrease in retained  earnings as a result of the charge to income for amortization  of the  intangible  asset  arising on the  valuation  of
       Prada's 5% options.......................................................            (427)          (340)            (388)

 (h)   Deferred charges                                                                     (178)                           (178)
 (j)   Recognition of minimum pension liability                                          (22,859)                        (22,137)
 (i)   Recognition  of deferred  income taxes on (b),  (e),  (g), (h) and (j)
       above....................................................................           6,209           (747)           5,987
 (i)   Tax effect on elimination of trademarks revaluation in 2001 noted in
       (c) above to
           (i)   recognize deferred tax asset on revalued assets................           1,640          1,880            1,736
           (ii)  recognize deferred tax liability on revaluation reserve on
                 Italian basis..................................................            (756)          (857)            (756)
                                                                                         --------       --------         --------
 Balance in accordance with U.S. GAAP..........................................          208,007        210,582          199,470
                                                                                         ========       ========         ========


Shareholders' Equity

As described in Note 19 to the Audited Financial Statements:

Due to operating losses incurred by a subsidiary through December 31, 1993, the Company, pursuant to Italian legal requirements, has eliminated losses reported for Italian purposes amounting to (euro) 2,195,000 against additional paid in capital by the former shareholders of the subsidiary. For U.S. GAAP financial reporting purposes, such operating losses would be reflected as a reduction of consolidated retained earnings, and the amount of capital used to eliminate such losses would be reflected as additional paid-in capital.

The components of shareholders' equity under U.S. GAAP, at June 30, 2002, at December 31, 2002 and at June 30, 2003, after giving retroactive effect to 1994 for the capitalization of earnings in May 1995 with respect to the stock split in the form of a stock dividend, are as follows (in thousands of Euro):

                                          Italian                        U.S.
June 30, 2003 (unaudited)                  GAAP        Adjustments       GAAP

 Share capital                             11,626               --       11,626
 Additional paid in capital                54,490           15,115       69,605
 Retained earnings                        151,393           (3,914)     147,479
 Other comprehensive income                (4,702)         (16,001)     (20,703)
 Revaluation reserves                       5,037           (5,037)          --
                                        ----------      -----------   ----------
                                          217,844           (9,837)     208,007


                                          Italian                        U.S.
June 30, 2002 (unaudited)                  GAAP        Adjustments       GAAP

 Share capital                             11,626                0       11,626
 Additional paid in capital                54,482           15,690       70,172
 Retained earnings                        141,703          (10,842)     130,861
 Other comprehensive income                (2,077)              --       (2,077)
 Revaluation reserves                       5,037           (5,037)          --
                                        ----------      -----------   ----------
                                          210,771             (189)     210,582


                                          Italian                        U.S.
December 31, 2002 (unaudited)               GAAP       Adjustments       GAAP

 Share capital                             11,626               --       11,626
 Additional paid in capital                54,490           15,115       69,605
 Retained earnings                        142,935           (7,302)     135,633
 Other comprehensive income                (1,971)         (15,423)     (17,394)
 Revaluation reserves                       5,037           (5,037)          --
                                        -----------     -----------   ----------
                                          212,117          (12,647)     199,470

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: October 2, 2003                     DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the Board and
                                                       Chief Executive Officer